Enservco Corporation

501 S. Cherry Street, Suite 320

Denver, Colorado 80246

May 23, 2013

Via Edgar Filing and Email

H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: A.N. Parker

Re:	Enservco Corporation (the “Company”)
Registration Statement on Form S-l
Filed April 26, 2013
File No. 333-188148

Dear Mr./Ms. Parker:

This letter is in response to the Commission’s comment letter dated May 16, 2013. The Company’s responses to the Commission’s comments are set forth below.

General

Comment No. 1.	We note that you are registering 30,770,397 shares of common stock for resale by the selling stockholders named in the prospectus. Given the size of the resale offering relative to the number of outstanding shares as of April 12, 2013 and that your Chief Executive Officer's equity interest in the Company is being registered in its entirety, we believe that this transaction may be an indirect primary offering by or on behalf of the registrant. Please provide us with a legal analysis as to whether the offering is a secondary offering or is a primary offering on behalf of the company. In your analysis, please consider the guidance set forth in the Division of Corporation Finance's Compliance and Disclosure Interpretation 612.09 (available at http://sec.gov/divisions/corpfin/guidance/securitiesactrules- interps.htm).

Response: Interpretation 612.09 states that “consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

United States Securities and Exchange Commission

May 23, 2013

The registration statement includes for resale 18,200,320 shares held by our Chief Executive Officer, Michael Herman and his wife, Debra Herman, as separate owners (although combined for the purposes of SEC Rule 13d-3). Mr. and Mrs. Herman acquired their common stock ownership interest in the Company in two transactions:

•	Mr. and Mrs. Herman acquired 13,067,320 shares in July 2010 upon the closing of the acquisition by the Company of all of the outstanding equity of Dillco Fluid Service, Inc. Mr. Herman’s ownership interest in Dillco Fluid Service, Inc. dates back to 2007.

•	Mr. Herman acquired 4,222,000 shares (of which only 3,022,000 are included in the registration statement) and warrants to acquire 2,111,000 shares in November 2012 as a result of, and pursuant to a requirement imposed by, the credit agreement with PNC Bank which the Company entered into at the time to refinance existing indebtedness with Great Western Bank. (Enservco was a guarantor of that indebtedness; Enservco’s subsidiaries Dillco and Heat Waves Hot Oil Service, LLC were the obligors.) Mr. Herman agreed to the conversion as an accommodation in order to facilitate the new lending arrangement with PNC Bank. The converted loans from Mr. Herman to the Company were originally extended by him in 2009 and 2010. It is notable that Mr. Herman had advanced these funds as early as 2009 to Enservco’s predecessors, and that the amount due Mr. Herman was subordinated to the amounts that Enservco and its predecessor entities owed to the prior lender, Great Western Bank. Mr. Herman’s loan conversion was completed on the same terms as the purchasers in the concurrent November 2012 private placement (which private placement included warrants). (Mr. Herman sold 1,200,000 shares in a private transaction in February 2013 to provide funding to satisfy some personal obligations.)

Clearly the factors relating to the amount of time the shares have been held and the circumstances under which Mr. Herman received the shares would indicate that this is not an indirect primary offering. It should be noted that the shares that Mr. Herman sold in February 2013 were sold to allow Mr. Herman to deal with some personal financial issues that had developed as a result of both the national recession and his significant financial commitment over a significant period of time to Enservco and its predecessors.

In addition, with respect to the period of time the shares have been held, Mr. Herman has offered to remove the number of shares received in connection with the debt conversion, including the shares underlying warrants, since those were acquired in the past 12 months. This would result in a substantial reduction in the number of shares (3,022,000 shares and 2,111,000 warrant shares) being offered by Mr. Herman under the registration statement. We believe this reduction in the number of securities offered supports the Company’s position that this is not an indirect primary offering.

United States Securities and Exchange Commission

May 23, 2013

Further, Mr. Herman’s background is such that he is not involved in the securities business and has never engaged in activities relating to the securities underwriting business. Mr. Herman’s background is in oil and gas services and production, hospitality services, and telecommunications.

To the extent any shares might be sold by Mr. Herman under the registration statement, Mr. Herman fully intends to retain the proceeds of the sale. Mr. Herman does not contemplate making additional loans to the Company from the sale. Thus any liquidity he might achieve would not result in proceeds being used by the Company, furthering the Company’s position that Mr. Herman is not acting as a conduit for the Company. Mr. Herman’s motivation in including his shares in the registration statement is purely personal, so that Mr. Herman might have maximum flexibility with respect to liquidating some portion of his long-standing illiquid position.

Based on the facts set forth above, we believe the inclusion of Mr. Herman’s shares does not constitute an indirect primary offering on behalf of the issuer. If you do not object to this position and when we file Amendment #1 to the Form S-1 registration statement, we will reduce the total being registered by Mr. Herman by 5,133,000 shares to reflect the shares he received in the last 12 months.

Selling Security Holders, page 16

Comment No. 2.	We note that you have blanks in your prospectus regarding beneficial ownership information included in footnotes 9, 14 and 16. Please fill in this information.

Response: This information will be provided in Amendment #1 to the S-1.

Comment No. 3.	Please disclose, if true, that the selling security holders referenced in footnotes 18 and 19 to your Selling Security Holders table at page 17 acquired their shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, please indicate that such selling shareholder is an underwriter.

Response: This information will be provided in Amendment #1 to the S-1.

United States Securities and Exchange Commission

May 23, 2013

Index to Exhibits, II-8

Comment No. 4.	Please review your exhibit list to confirm you have completely provided all required exhibits. As examples only, and not a complete list, please consider the following:

•         Filing or incorporating by reference Exhibit 10.1 to your current report on Form 8-K filed May 2, 2013;

•         Deleting references to exhibits being "intentionally omitted" (Exhibit 10.03 and footnote (1)) or clarifying the meaning of these references; and

•         Providing as exhibits any relevant material agreements between the registrant and the warrant holders, including for example the warrant agreements and the registration rights agreement. Refer to Item 601(b)(10) of Regulation S-K.

In addition, where you are incorporating by reference from another filing, please indicate not only the filing but also the number of the exhibit that is being incorporated by reference. Please make appropriate revisions to your exhibits and exhibit list.

Response: This information will be provided in the Amendment #1 to the S-1, and we will provide concurrent confirmation to you in a letter at the time of filing Amendment #1 that we have completely provided all required exhibits.

Closing Comments

            In accordance with Rules 460 and 461 regarding requests for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

May 23, 2013

We hope we have adequately addressed your comments. If you need further information or have additional comments, please contact Theresa M. Mehringer, Esq. (tmehringer@bfwlaw.com) at 303-796-2626.

Respectfully submitted

Enservco Corporation

/s/ Rick D. Kasch

By: Rick D. Kasch
President

cc:	Theresa M. Mehringer
Herrick K. Lidstone, Jr.